Exhibit 99.1

FOR IMMEDIATE RELEASE
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                                                        CONTACT:  Michelle Hards
                                                                  (419) 535-4636
                                                         michelle.hards@Dana.com

                   DANA RESPONDS TO ARVINMERITOR ANNOUNCEMENT

Toledo, Ohio, July 8, 2003 - Dana Corporation (NYSE: DCN) issued the following statement today, in response to the announcement by ArvinMeritor, Inc. (NYSE:
ARM) that it plans to commence a tender offer for outstanding Dana shares. ArvinMeritor's offer will be evaluated by the Board of Directors of Dana. Within ten business days from the date of commencement of ArvinMeritor's tender offer, Dana will advise Dana shareholders of its position regarding the offer, and state its reasons for such position. Accordingly, Dana urges its shareholders to defer making a determination whether to accept or reject ArvinMeritor's offer until they have been advised of Dana's position with respect to the offer.

Dana's shareholders, and its customers, suppliers and employees, are strongly advised to carefully read Dana's solicitation/recommendation statement, when it becomes available, regarding the tender offer referred to in this press release, because it will contain important information. Free copies of the solicitation/recommendation statement, which will be filed by Dana with the Securities and Exchange Commission, will be available at the SEC's web site at www.sec.gov, or at the Dana web site at www.dana.com, and will also be available, without charge, by directing requests to Dana's Investor Relations Department.

Dana is a global leader in the design, engineering, and manufacture of value-added products and systems for automotive, commercial, and off-highway vehicle manufacturers and their related aftermarkets. The company employs more than 60,000 people worldwide. Founded in 1904 and based in Toledo, Ohio, Dana operates hundreds of technology, manufacturing, and customer service facilities in 30 countries. The company reported 2002 sales of $9.5 billion.

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